August 18, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Daniel L. Gordon

Re:	Diamond Resorts International, Inc.
Item 4.02 Form 8-K
Filed on August 8, 2016
File No. 001-35967

Dear Mr. Gordon:

Reference is made to the response letter (the “Response Letter”) submitted on August 15, 2016 by Katten Muchin Rosenman LLP, counsel to Diamond Resorts International, Inc. (the “Company”), on the Company’s behalf, in response to your letter of comment issued on August 8, 2016 relating to the above-referenced Form 8-K filed on August 8, 2016.

In connection with the submission of the Response Letter, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Diamond Resorts International, Inc.

/s/ Jared T. Finkelstein

Jared T. Finkelstein

Senior Vice President and General Counsel

cc:	C. Alan Bentley, Executive Vice President and Chief Financial Officer
Lisa M. Gann, Senior Vice President – Chief Accounting Officer
Mark D. Wood, Katten Muchin Rosenman LLP
Kevin Karo, BDO USA, LLP
Isaac Esquivel, Securities and Exchange Commission